

Relevant Entertainment
Entertain   Engage   Impact

Vicki O'Brien · 3rd
Founder/CEO at Relevant Entertainment
Haslet, Texas, United States · 425 connections · **Contact info**

 The Moxie Institute

Texas Tech University

Featured



Vicki O'Brien - IMDb
IMDb

Vicki O'Brien, Actress: Having My Baby. Vicki O'Brien is an actress and set decorator, known for Having My Baby (2009), Soul Flyers (2008) and The Night of the White Pants (2006).

Experience



Public Speaking Coach
The Moxie Institute · Freelance
Nov 2019 – Present · 1 yr 3 mos
Haslet, Texas, United States



Founder/CEO
Relevant Entertainment
Aug 2013 – Present · 7 yrs 6 mos
Fort Worth, TX

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Product Specialist
Productions Plus
2004 – Present · 17 yrs



Actress
The Campbell Agency
2009 – 2011 · 2 yrs



Actress
Core Talent
2003 – 2009 · 6 yrs

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Education



Texas Tech University
Bachelor of Science, Biology
1995 – 2000

Biology major with a double minor in Chemistry and English



Hardin-Simmons University
Pre-Medicine/Pre-Medical Studies
1994 – 1995

Skills & endorsements

Entertainment · 46

 Endorsed by **Carla Sánchez and 1 other** who is highly skilled at this

Endorsed by **10 of Vicki's colleagues at Productions Plus – The Talent Shop**

Feature Films · 35

 Endorsed by **9 people** who know Feature Films

Acting · 28

 Endorsed by **Rosa Nichols and 3 others who are highly skilled at this**

Endorsed by **4 of Vicki's colleagues at Productions Plus – The Talent Shop**

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Recommendations

Received (1)   Given (2)

 **Jon Bouvier**
The Bouvier Group, Inc. at Jon Bouvier...Fund Raiser/Non Profit Worldwide
December 16, 2009, Vicki worked with Jon in the same group

I worked with Vicki in presentation and narration with Toyota Motors of America. Vicki brings energy and exuberance to what she does. In delivering product information, she zeros in on what the client needs - and does that by active listening, plus an impressive knowledge base. Vicki succeeds, because... See more